EXHIBIT 12.1
                 MID-ATLANTIC REALTY TRUST & SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
            (AMOUNTS IN THOUSANDS, EXCEPT FOR RATIO INFORMATION)

                                              Years ended December 31,
                                   1996     1995     1994     1993     1992
Earnings (loss) from
     operations (2)               $3,208   $2,444   $1,713  ($2,030) ($2,820)
Less: sales of residential
     property, net of cost of
     residential property sold      -        -        -         (24)     (53)
Add:
  Interest expense(3)             12,354   11,928   10,876   12,691   14,308
  Interest portion of rentals (4)    227      113       97       84       68
  Earnings available for fixed
       charges                   $15,789  $14,485  $12,686  $10,721  $11,503

Fixed Charges:
  Interest expense (3)           $12,354  $11,928  $10,876  $12,691  $14,308
  Interest capitalized                97      565       31     -        -
  Interest portion of rentals (4)    227      113       97       84       68
Fixed Charges                    $12,678  $12,606  $11,004  $12,775  $14,376

Ratio of earnings to fixed
   charges                         $1.25    $1.15    $1.15     -        -

Excess of Fixed Charges
    over Earnings                   -        -        -      $2,054   $2,873

There were no preferred shares outstanding during any of the periods above, and therefore the ratio of earnings to combined fixed charges and preferred shares dividend requirements would have been the same as the ratio of earnings to fixed charges for the periods indicated.

(1) Mid-Atlantic Realty Trust, the "Company", is the successor to the operations of BTR Realty, Inc. , the predecessor company. The computations above use the Consolidated Financial Statements of Mid-Atlantic Realty Trust for the years ended December 31, 1996, 1995, and 1994 and the period September 11, 1993 (commencement of operations) through December 31, 1993, and also includes the Consolidated Financial Statements of BTR Realty, Inc. for the periods January 1, 1993 through September 10, 1993, and for the year ended December 31, 1992.

(2) Effective January 1, 1996, the Company changed its reporting of gains or losses on sales of properties held for sale. During the year ended December31, 1995, and previously, gains or losses on sales of properties held for sale had been included in revenues in the consolidated statement of operations and were therefore included in earnings from operations. The Company is not in the business of buying land for resale. Therefore, management believes gains or losses on sales of properties held for sale should not be included in earnings or losses from operations, and should be an adjustment to earnings from operations to arrive at net earnings. The comparative prior year earnings (losses) from operations have been reclassified to reflect this change.

(3) Effective January 1, 1996, the Company changed its reporting of amortization of deferred financing costs. During the year ended December 31, 1995, and previously, the annual amortization of deferred financing costs was reported in the depreciation and amortization of property and improvements
expense line in the consolidated statements of operations.   In 1996, the
Company began reporting the amortization of deferred financing costs in the interest expense line in the consolidated statement of operations. The comparative prior year interest expense amounts above have been reclassified to reflect this change.

(4) Amounts reflect a one-third portion of rentals, the portion deemed representative of the interest factor.

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